Exhibit 4.26

CLIENT – AtomVie MSA

MASTER SERVICE AGREEMENT

This Master Service Agreement (the “Agreement”), effective as of September 30, 2024 (the “Effective Date”), is established between AtomVie Global Radiopharma Inc., a corporation incorporated under the laws of Canada with offices located at McMaster University, Nuclear Research Building A316, 1280 Main Street West, Hamilton, Ontario, Canada, L8S 4K1, (“AtomVie”), and Radiopharm Theranostics Limited, ACN: 647877889 (RAD) (“CLIENT”), having a place of business at Suite 1, Level 3, 62 Lygon St, Carlton South, VIC, 3053, Australia, to define the general conditions to govern any contracted services to be undertaken for CLIENT by AtomVie. In this Agreement, CLIENT and AtomVie may be referred to individually each as “Party” or collectively as the “Parties.”

1.	RECITALS: AtomVie is a spinout from the CPDC (Centre for Probe Development and Commercialization), specializing in the GMP manufacturing and supply of finished-dose therapeutic radiopharmaceuticals. AtomVie’s services include development and validation of radiolabeling processes and methods, GMP-manufacturing, logistics for global distribution, regulatory support with a high-standard quality management system for both investigation and commercial drug products.

CLIENT is focused on the development of radiopharmaceutical products for diagnostic and therapeutic uses in areas of high unmet medical needs.

NOW, THEREFORE, in consideration of their mutual promises to each other hereinafter stated, the parties agree to freely enter into an Agreement whereby AtomVie provides Services to CLIENT. The specifics of Services will be defined in individual Work Orders.

2.	SERVICES: AtomVie is hereby engaged by CLIENT to provide services, from time to time, as mutually agreed upon by the Parties in one or more Work Orders (“Work Order”), each of which will be in writing signed by authorized representatives of the Parties, incorporated by reference and made a part hereof (“Service” or “Services”). Services may include but are not limited to: chemical, radiochemical and biological research, animal studies, product development or manufacturing. Each Work Order will include detailed information concerning one or more particular project(s) relating to the Services (the “Project(s)”), including a description of the specific work to be performed, target completion dates, a detailed budget, and a schedule of payments. Fees as detailed in the Work Orders are subject to change from one Work Order to the other and over time. For clarity, once a Work Order is agreed to, the fees specified in that Work Order shall not be subject to change unless expressly mentioned in such Work Order. The Work Order will otherwise be governed by the terms of this Agreement, but in the event of a conflict or inconsistency between the terms of this Agreement and the terms of any Work Order which cannot reasonably be reconciled, the provisions of this Agreement will prevail unless the Work Order specifically acknowledges the conflict and expressly states that the conflicting Work Order shall prevail.

3.	PERFORMANCE OF WORK: AtomVie shall perform the Services described and defined in each Work Order and in accordance with high professional standards and in accordance with the terms and provisions of this Agreement and the Quality Agreement to be entered into by the parties, as applicable. The deliverables outlined in a Work Order will comply, using commercially reasonable effort, with agreed upon specifications and requirements, as detailed in the corresponding Work Order. AtomVie will not change or modify any services required by such Work Order unless AtomVie and CLIENT mutually agree in writing in advance to the changes. Any such agreement shall be in compliance with any applicable federal regulations governing the applicable Service, including any amendments or changes. AtomVie shall maintain complete and accurate records of documents, information, computed and raw data, and materials used or generated in performance of the Services in a professional manner so as to permit CLIENT to review such records in full in accordance with this Agreement. Final Service reports shall be delivered to CLIENT according to the timelines specified in the applicable Work Order. During the course of providing Services and following completion or termination thereof, AtomVie will promptly reply to any questions regarding the summary of results or any other matter relating to such Services. AtomVie shall report to and consult with representatives, agents, consultants or sublicensees of CLIENT as required by the applicable Work Order and as may be reasonably requested in writing by CLIENT.

CLIENT – AtomVie MSA

4.	STAFFING AND EQUIPMENT: AtomVie represents and warrants that it possesses sufficiently trained staff and necessary infrastructure to conduct the Services and shall ensure that its staff performing the Services on its behalf will be sufficiently trained and appropriately expert. In addition, AtomVie management shall appoint a qualified Project Lead to manage all aspects of the Services. CLIENT will have the right to review their credentials and approve of the Project Lead, with such approvals not to be unreasonably withheld.

5.	CONFIDENTIALITY: The confidential obligations of the Parties are subject to a Mutual Nondisclosure Agreement (the “NDA”) executed by the Parties on October 1, 2021. If any of the terms of this Section 5 are in conflict with that of the NDA, then the terms of the NDA shall control. Both AtomVie and CLIENT may receive and shall keep confidential any information transmitted in confidence from one Party (the “Disclosing Party”) to the other Party (the “Receiving Party”) (the “Confidential Information”). The obligations of the Receiving Party regarding confidentiality for any information disclosed hereunder shall not include:

a.	Information which is or becomes publicly known through no wrongful act of the Receiving Party;

b.	Information which was known to the Receiving Party prior to signing this document as by its written records; and

c.	Information which is received by the Receiving Party from a third party without restriction of confidentiality; and

d.	Information that is independently developed by or on behalf of the Receiving Party without reliance on the Confidential Information received hereunder, as reasonably evidenced by its written records.

A Receiving Party shall not use any Confidential Information except for the performance of the Services.

If disclosures of Confidential Information are requested by any governmental agency, the Receiving Party shall promptly notify the Disclosing Party of such request.

6.	CLIENT MATERIALS, KNOW-HOW AND LICENSES: CLIENT may provide certain materials to AtomVie to perform the Services contemplated in this Agreement if specified as such in a Work Order (“CLIENT Materials”). CLIENT Materials include but are not limited to: research reports, development data, standard operating procedures, active pharmaceutical ingredients (“API”), drug and drug precursors and reference materials. CLIENT Materials are and shall remain the sole and exclusive property of CLIENT, and shall not be transferred to any other party without prior written permission from CLIENT. During the term of this Agreement, CLIENT hereby grants AtomVie a royalty-free, non-transferable, non-exclusive license to use CLIENT Materials as necessary solely to perform the Services. For the sake of clarity, CLIENT has not granted AtomVie a license to use CLIENT Materials in any services performed by AtomVie for the benefit of third parties. No right or license is granted under this Agreement by either Party to the other, either expressly or by implication, except those specifically set forth herein.

CLIENT – AtomVie MSA

7.	AtomVie MATERIALS, KNOW-HOW AND LICENSES: AtomVie shall provide materials and know-how to CLIENT in performance of the Services (“AtomVie Materials”). AtomVie Materials include but are not limited to: trade-secrets, standard operating procedures, manufacturing process methods, automation protocols, analytical methods, operation workflows, facility, equipment and engineering designs. AtomVie Materials are and shall remain the sole and exclusive property of AtomVie, and shall not be transferred to any other party without prior written permission from AtomVie. During the term of this Agreement, AtomVie hereby grants CLIENT a royalty-free, non-transferable, non-exclusive license to use AtomVie Materials as necessary solely to perform the Services. No right or license is granted under this Agreement by either Party to the other, either expressly or by implication, except those specifically set forth herein.

8.	WORK PRODUCT: Certain materials will be created for CLIENT in performance of the Services (“Work Product”). Any API, drug product, drug precursor, research & development report and presentation, manufacturing and testing data (paper or electronic) produced by AtomVie or its designees in connection with performance hereunder are included in the definition of Work Product.

9.	RIGHTS IN WORK PRODUCT: All Work Product in the possession of AtomVie that is involved in or produced by the performance of any Services including all intellectual property subsisting in the foregoing, are hereby the property of CLIENT (“CLIENT Property”) and AtomVie hereby assigns and transfers to the Client its entire right and title in and to the Work Product and all intellectual property subsisting therein.

Notwithstanding the foregoing, any manufacturing methods, analytical methods, automation methods, standard operating procedures, manufacturing and/or analytical protocols, facility and equipment engineering designs, work flows, created in performance of the Services that use AtomVie Materials are excluded from Work Product, and shall become jointly owned by AtomVie and CLIENT (“Joint Property”). For the avoidance of doubt, each party shall be entitled to use in an unfettered manner, the Joint Property without accounting to the other party.

For the avoidance of doubt, any manufacturing methods, analytical methods, automation methods, standard operating procedures, manufacturing and/or analytical protocols, facility and equipment engineering designs, work flows, that are created independently of the Services by AtomVie is not included in Work Product and shall remain the sole and exclusive property of AtomVie (“AtomVie Property”).

AtomVie grants CLIENT and its successors, assigns and licensees a perpetual, nonexclusive, worldwide, royalty-free license to use and practice (and have used and practiced) AtomVie Property incorporated in Work Product delivered to CLIENT hereunder for any purpose related to the use, transfer, copying, publication, or distribution of Work Product.

CLIENT grants AtomVie and its successors, assigns and licensees a perpetual, nonexclusive, worldwide, royalty-free license to use and practice (and have used and practiced) standard operating procedures, manufacturing process methods, automation protocols, analytical methods, operation workflows, facility, equipment and engineering designs incorporated in Work Product delivered to CLIENT hereunder (Knowhow) for any purpose, provided that such (Knowhow) will be practiced as an integral and inseparable component of AtomVie’s services and only to the extent necessary to enable AtomVie to provide its services.

10.	NON-EXCLUSIVE LICENSE OF JOINT PROPERTY TO CLIENT: During the Term of this Agreement, AtomVie grants CLIENT and CLIENT grants AtomVie a worldwide, royalty-free non-exclusive, non-transferable, license to use and practice such Joint Property.

In addition, AtomVie grants CLIENT and its successors, assigns and licensees a perpetual, nonexclusive, worldwide, royalty-free license to use and practice (and have used and practiced) such Joint Property to the extent reasonably necessary to fully exploit any Work Product delivered to CLIENT pursuant to this Agreement.

CLIENT – AtomVie MSA

11.	TECHNOLOGY TRANSFER OF JOINT PROPERTY: In the event that CLIENT requires to transfer Joint Property to a third party and requests assistance to transfer the Joint Property from AtomVie, AtomVie agrees to provide the necessary support (“Tech-transfer Support”) on commercially reasonable terms to be negotiated in good-faith on a basis consistent with similar AtomVie agreements and/or other commercial precedents, and recognizing speed is of the essence.

12.	LICENSE TO AtomVie PROPERTY: In the event that CLIENT requires access to AtomVie Property, AtomVie agrees to enter into good-faith negotiations on a case-by-case basis.

13.	PATENTS AND INVENTIONS: All discoveries and inventions (whether or not patentable) that arise from or relate to CLIENT Materials, and any Work Product generated from Services provided by AtomVie shall be the sole and exclusive property of CLIENT.

AtomVie hereby assigns to CLIENT any rights it may acquire in any of the foregoing, or if assignment is not permitted by law, waives such rights or grants to CLIENT an exclusive, fully paid, perpetual, irrevocable, worldwide license under such rights for any and all purposes, and will execute any documents to this effect, if requested to do so by CLIENT, at CLIENT’s request and expense.

AtomVie shall own any discovery, improvement and/or invention (whether or not patentable) which (a) is conceived or made solely by employees and/or agents of AtomVie, (b) that is an improvement, modification or development of AtomVie's Materials or AtomVie Property or intellectual property, and (c) does not contain or use any CLIENT Materials or Work Product.

14.	STORAGE OF WORK PRODUCT: Unless stipulated otherwise in a given Work Order, AtomVie shall store such Work Product for a maximum of one (1) year following completion of the activities specified within a given Work Order (“Retention Period”). AtomVie will store Work Products for a reasonable period beyond five (5) years for an annual fee to be mutually agreed upon by the Parties. AtomVie shall have the right to make and retain copies of materials upon delivery of such material to CLIENT, subject to the terms and conditions of this Agreement.

At the end of the Retention Period, AtomVie shall not discard or destroy any raw data or other materials relating to Services without giving CLIENT written notice of its intention and a reasonable opportunity to have such raw data or other materials relating to these Services shipped to CLIENT or to another facility selected by CLIENT, at CLIENT’s expense.

15.	COMPLIANCE WITH LAWS AND APPLICABLE REQUIREMENTS: AtomVie shall comply with all applicable laws, ordinances, rules, and regulations, whether federal, state or provincial, or local. When stipulated under written declaration by CLIENT and agreed to by AtomVie, AtomVie shall comply with the applicable regulations embodied by and commonly referred to as the Good Laboratory Practices (21 CFR Part 58), Good Manufacturing Practices (21 CFR Parts 210 and 211), and/or Good Clinical Practices (as described in, but not limited to: 21 CFR Parts 50, 54, 56, 312, 314, and 320), as relevant to the Services, as well as any additional specific requirements set out in the Work Orders. Such quality standards shall be negotiated in good faith by AtomVie and CLIENT and documented in separate agreements (“Quality Agreement(s)”).

16.	INSURANCE: AtomVie represents that it carries and will continue to carry during the term of this Agreement adequate levels of the following insurance: Worker's Compensation, Commercial General Liability, Products, Clinical Trial and Professional Liability. Certificates of insurance shall be made available to CLIENT upon request.

CLIENT – AtomVie MSA

17.	PUBLICATION RIGHTS AND MATTERS: AtomVie agrees not to publish any results from the contracted Services unless CLIENT provides prior written approval. CLIENT shall be free to publish such information but any such publication shall appropriately credit and recognize AtomVie and its employees. CLIENT agrees that it will not attribute to AtomVie any interpretation of reports furnished under this Agreement. Neither Party shall use the names of the other Party or any of its personnel for promotional purposes without the other Party’s written approval.

18.	INDEPENDENT CONTRACTOR: AtomVie, its employees and other individuals assigned by them to perform Services hereunder are acting in the capacity of independent contractors of CLIENT. CLIENT shall not be responsible for withholding and shall not withhold taxes of any kind from any payments it owes to AtomVie. AtomVie is responsible to provide all compensation, benefits and/or insurance to its employees and agents.

19.	SUBCONTRACTING PROHIBITED: Unless specified in a Work Order, AtomVie shall not subcontract any of the Services to be performed by it pursuant to this Agreement without the express written consent of CLIENT; provided, however, that the use by AtomVie of non- employee independent professional consultants shall not be deemed to be of a prohibited subcontracting nature. In the event that AtomVie subcontracts Services under this Agreement or delegates such Services to a non-employee independent professional consultant, AtomVie shall be fully responsible for the compliance of such subcontractor or consultant with this Agreement unless otherwise stated in an applicable Work Order.

20.	EQUIPMENT: CLIENT may provide or pay for equipment in performance of the Services (“Equipment”). Such Equipment shall be fully specified in the applicable Work Order and the value of all Equipment will be itemized in the applicable Work Order and/or in attachments thereto. The title to and maintenance of Equipment shall be agreed to and specified the applicable Work Order.

21.	CLIENT AUDITS: CLIENT, in its sole discretion and at its cost and expense, may conduct audits on AtomVie’s premises. Audits will be performed by CLIENT and/or by a qualified third- party, which shall not be any of AtomVie’s competitors. In the case of for-cause audits, AtomVie will receive advanced notice (which notice period shall not be less than five (5) business days) of any forthcoming audits including information on what will be audited. For all other audits, AtomVie will receive at least twenty (20) working days’ advance notice. AtomVie shall provide feedback to CLIENT’s for-cause audit findings and/or corrective action items not more than fifteen (15) working days after the receipt of the audit findings and no more than thirty (30) business days following all other audits. Client audits are limited to one (1) general cGMP audit every two (2) years with a maximum of two (2) auditors for two (2) days. This excludes mock pre-approval inspections or “for cause” audits for which there are no limits.

22.	REGULATORY INSPECTIONS: If any Regulatory Authority either (a) contacts AtomVie, (b) contacts CLIENT with respect to Services conducted by AtomVie, (c) conducts, or gives notice to AtomVie of its intent to conduct an inspection at the premises of AtomVie, or (d) takes, or gives notice to AtomVie of its intent to take, any other regulatory action (including but not limited to Warning Letters or similar) alleging improper or inadequate research/manufacturing practices and/or failure to adhere to regulatory requirements with respect to any activity, the following shall occur: the receiving Party shall notify the other Party within five (5) business days of such contact; and, AtomVie shall allow the Regulatory Authority to have direct access to the records relating to the Services, with the exception of records, reports and other Confidential Information that are not otherwise required to be disclosed, for the purpose of the inspection.

For responses to the Regulatory Authority directly related to Services provided to CLIENT, AtomVie will provide all written responses to CLIENT for review. CLIENT will have the lesser of five (5) business days to comment on the responses or shall provide responses two business days in advance of the deadline set forth by the Regulatory Authority, AtomVie will be giving due consideration to those comments for inclusion into the final response, at its sole discretion. AtomVie shall provide CLIENT with copies of all documentation issued by any Regulatory Authority and/or any proposed response thereto in connection with the Services.

CLIENT – AtomVie MSA

23.	Quality Agreement: Both Parties acknowledge that a Quality Agreement, as described in US Food and Drug Administration’s Guidance for Industry: Contract Manufacturing Arrangements for Drugs: Quality Agreements (May 2013), or equivalent thereto for the applicable regulatory jurisdiction, will be established between the two organizations. This document will outline roles and responsibilities for producing, testing and releasing investigational drugs for Human Use. The document will also describe the quality assurance roles and responsibilities for each organization.

If any of the terms of the Quality Agreement are in conflict with this Agreement, then the terms of the Quality Agreement shall prevail over this Agreement.

24.	INDEMNIFICATION: Each of the Parties agrees to indemnify and hold harmless the other Party and its affiliates and their respective employees, agents, officers and directors (such Party's "Indemnified Group") from and against any claims by a third party, and any resulting losses, costs, claims, suits, expenses (including reasonable attorneys' fees), damages and awards (collectively, a "Claim") arising out of or resulting from (i) its gross negligence or willful misconduct or (ii) a breach of any of its obligations, representations or warranties hereunder, unless such Claim results from the negligence or willful misconduct of any member of the Indemnified Group. Whenever an indemnified Party has information from which it may reasonably conclude an incident has occurred which could give rise to a Claim, such indemnified Party shall promptly give written notice to the indemnifying Party of all pertinent data surrounding such incident. In the event a Claim is made, all indemnified Parties shall assist the indemnifying Party and cooperate in gathering information and in investigating and defending such Claim. No indemnified Party shall, except at its own cost, voluntarily make any payment or incur any expenses in connection with any such Claim without the prior written consent of the indemnifying Party. In addition, the indemnifying Party may, at its sole discretion, and at its own expense, carry out the sole management, defense and settlement of such Claim, and shall provide attorneys of its sole choosing to defend against any such Claim.

25.	LIMITATION OF LIABILITY: Except for a breach of AtomVie’s obligations set forth in Sections 9, 13, 17 and 20 and except for AtomVie’s gross negligence or willful misconduct, AtomVie shall not be liable to CLIENT or any third party on account of the use or application by or on behalf of CLIENT of the results of any Services performed by AtomVie pursuant to this Agreement or by reason of the use or application by or on behalf of CLIENT or any third party of any substance provided by CLIENT and tested by AtomVie pursuant to this Agreement. CLIENT shall indemnify and hold AtomVie harmless from all damages or claims against it by any third party arising out of or by reason of any such uses or applications.

EXCEPT FOR LIABILITY FOR BREACH OF THE CONFIDENTIALITY PROVISIONS OF THIS AGREEMENT, NEITHER PARTY SHALL BE ENTITLED TO RECOVER FROM THE OTHER PARTY ANY SPECIAL, INCIDENTAL, CONSEQUENTIAL OR PUNITIVE DAMAGES IN CONNECTION WITH THIS AGREEMENT; provided, however, that this paragraph shall not be construed to limit either Party’s indemnification obligations under the first paragraph of this section.

Notwithstanding the foregoing and Section 24, and for the avoidance of doubt, the aggregate liability of AtomVie under this Agreement and the applicable Work Order(s) shall not exceed 150% of the total fees paid by CLIENT to AtomVie from the last 12 months under this Agreement.

AtomVie will be solely responsible for fees associated with and compliance with all third-party licenses required or used in the performance of the Services. CLIENT will not be liable for any fees associated with such licenses.

CLIENT and AtomVie shall each be solely responsible for the safety of its own employees, agents, licensees or sub-licensees with respect to effort employed under this Agreement and each shall hold the other harmless with regards to any liability for damages or personal injuries to its respective employees, agents, licensees or sub-licensees resulting from acts of its respective employees, agents, licensees and sub-licensees. For purposes of clarity, CLIENT will not be responsible for liabilities arising from the accidental injury, negligent acts or wrongful misconduct of AtomVie’s employees resulting from AtomVie's use, handling or storage of CLIENT’s materials.

CLIENT – AtomVie MSA

26.	REPRESENTATIONS, WARRANTIES, AND DISCLAIMER: Each Party represents and warrants that: (a) the terms of this Agreement are not inconsistent with its other contractual arrangements or obligations; (b) it has full power and authority to enter into this Agreement, and (c) this Agreement is binding upon it. Except as expressly set forth in this Agreement (including the exhibits hereto), NEITHER PARTY MAKES ANY REPRESENTATIONS OR WARRANTIES OF ANY KIND, EITHER EXPRESS OR IMPLIED, AND EXPRESSLY DISCLAIMS ALL IMPLIED WARRANTIES OF TITLE, NON-INFRINGMENT, MERCHANTIBILITY, AND FITNESS FOR A PARTICULAR PURPOSE.

27.	TERM; TERMINATION OR CANCELLATION BY CLIENT: This Agreement shall be effective as of the Effective Date and continue until December 31st, 2025 (the “Term”); unless terminated earlier in accordance with this Section 27. Thereinafter, the Agreement shall automatically renew and be extended in one (1) year terms until terminated by mutual agreement of the Parties (which renewal or extension period shall, for greater certainty, constitute part of the Term). Any work outstanding under any Work Order in effect immediately prior to the termination of this Agreement by way of expiration of the Term will continue until the Services thereunder have been completed and the terms of this Agreement shall remain in effect with respect to those Work Orders during such time.

Either Party may terminate this Agreement in the event of default by the other Party in the performance of obligations of this Agreement, if such default is not cured within thirty (30) days after written notice of the default is provided to the defaulting Party. Notwithstanding the foregoing, CLIENT may terminate this Agreement immediately if AtomVie breaches its obligations of confidentiality. In the event this Agreement is terminated as aforesaid, any Work Orders outstanding at such time and any work thereunder shall be deemed to be terminated as of the date of such termination.

For its own convenience, upon sixty (60) days written notice to AtomVie, CLIENT may terminate a Work Order under this Agreement without terminating this Agreement itself or any other Work Orders. Upon termination of this Agreement or any Work Order by CLIENT pursuant to this or the foregoing paragraph, as soon as practicable after receipt of notice of such termination, AtomVie shall: (a) wind down and cease the provision of any Services pursuant to any Work Orders so terminated, in such manner and over such reasonable wind down period in complete compliance with reasonable directions received from CLIENT (the “Wind Down Work”);and (b) perform only such additional Wind Down Work and Services as are so reasonably necessary or required as aforesaid.

Pursuant to any termination of this Agreement by any of the foregoing means described in this Section 27, CLIENT shall pay to AtomVie within thirty (30) days following receipt by CLIENT of AtomVie's appropriate final detailed invoice, an amount equal to (i) all non-cancelable costs and expenses reasonably incurred by AtomVie in connection with the performance and termination of the Services, including for Wind Down Work, plus (ii) pro rata fees incurred as of the date of termination, less (iii) amounts, if any, previously paid by CLIENT to AtomVie pursuant to the provisions of this Agreement.

28.	Non-Solicitation: During the period commencing on the Effective Date and ending one year following the end of the Term (the Restricted Period), CLIENT, nor any of its Affiliates or representatives, shall not, without AtomVie’s prior written consent, directly or indirectly:

(i)	solicit for employment with CLIENT or any of its Affiliates or otherwise induce, influence or encourage any person who is an employee of AtomVie or its Affiliates to terminate their employment with AtomVie or its Affiliates; or

CLIENT – AtomVie MSA

(ii)	hire, on behalf of the CLIENT or any of its affiliates or related entities, any person who has left the employment with AtomVie or its Affiliates within the one year period following the termination of that person’s employment with AtomVie or its Affiliates.

29.	SURVIVING OBLIGATIONS: The completion or termination of the Services shall not relieve either Party of its obligations to the other in respect of compensation for Services performed or the provisions of Sections 5, 6, 7, 9, 10, 12, 13, 14, 17, 19, 25, 26, 28, 29, 35, 38, 41and 42 hereof.

30.	INVOICES: At times designated by the payment schedule set out in the Work Order or other contract document, AtomVie shall invoice CLIENT for the amount claimed to be due under the payment schedule. Invoices must include the following information:

●	"Invoice" written on the document

●	Invoice date

●	Invoice number

●	Work Order number

●	Total amount and currency

●	Reference to this Agreement

●	Bank account details

All invoices will be addressed to:

Radiopharm Theranostics Limited,

Email address: radiopharm@lightyear.cloud

With a copy to:

Vimal Patel

vpatel@radiopharmtheranostics.com

31.	INTEREST AND COLLECTION COSTS: All invoices not paid to AtomVie within thirty (30) days following the latter of invoice receipt by CLIENT or invoice due date as set forth in the Work Order shall thereafter be payable together with interest computed at the rate of one percent and one-half (1.5%) per month from and after the expiration of said thirty (30) day grace period and also together with costs of collection including AtomVie's reasonable attorneys' fees (not to exceed the maximum interest rate permitted by applicable law).

32.	DELAY IN COMMENCEMENT: If the commencement of Services hereunder is delayed by CLIENT more than thirty (30) days beyond the agreed-to schedule set forth in the Work Order, CLIENT shall pay to AtomVie, at the due date of the first Services payment (as specified in the Work Order), additional compensation related to actual and substantiated cost increases due to the delay, including fees related (from Day 1) to the continued reserve of the facilities, personnel, and equipment during this postponement period. Such postponement fee shall be defined and agreed to within the applicable Work Order.

33.	QUALITY OF WORK: AtomVie shall perform all work ordered in a professional, diligent and careful manner and in accordance with law, the Work Order and other contract documents between the Parties, if any.

CLIENT – AtomVie MSA

The Parties recognize that the utility of the Services to be done by AtomVie under this Agreement is dependent upon the timely completion of said work in accordance with the schedule set forth in the applicable Work Order. However, the Parties likewise recognize that the exigencies which may arise during AtomVie's performance may require, from time to time, deviations from the scheduled completion of increments of said performance. To the extent that said deviations do not affect the quality of the performance and do not delay the final completion of the work within the time scheduled (as such time may be extended under the provisions of this Paragraph 33 hereof) such deviations in time of the increments of performance will not be considered as being a default or breach of this Agreement. Should delays arise, AtomVie will use reasonable commercial efforts to mitigate and/or limit their impact to the Work Order timelines. In addition, CLIENT agrees to act reasonably in the event AtomVie requires time extensions pursuant to this Paragraph 33, including an extension of the final completion of the work within the time schedule, provided such extension does not affect the quality of the work.

The Parties also acknowledge that when certain work conducted under specific Work Order(s) is exploratory in nature the outcome of the Services cannot be guaranteed.

34.	FORCE MAJEURE: A Party shall be excused from performing its obligations hereunder if its performance is delayed or prevented by Acts of God, fire, explosion, war, riots, strikes, law, or any other cause beyond such Party's control, but only to the extent of and during the reasonable continuance of such disability. A time for performance required by the contract which falls due during or subsequent to the occurrence of any of the causes referred to in this paragraph shall be deferred for a period of time equal to the period of disability resulting from such cause. Prompt notice shall be given to the opposite Party should a Party, for any reason referred to in this paragraph, be unable to perform within the time limitations set forth in the contract documents.

35.	NOTICES: Any notice required or permitted hereunder must be in writing, and will be effective on the date of delivery when delivered personally or by facsimile transmission (receipt verified), or the next business day after dispatch when sent by Federal Express or other recognized overnight courier service, or the fifth business day after dispatch when sent by certified mail (airmail if overseas), postage prepaid, return receipt requested. Notices should be addressed to the other Party at the address shown below or at such other address as a Party may designate by written notice to the other Party, provided that notices of a change of address shall be effective only upon receipt thereof:

AtomVie Global Radiopharma Inc.	Radiopharm Theranostics Limited,

McMaster University	Suite 1, Level 3, 62 Lygon St, Carlton
Nuclear Research Building A316	South, VIC, 3053
1280 Main Street West	Australia
Hamilton, Ontario
Canada, L8S 4K1
Attn: Sr Director, Finance &
Administration
Phone: 905-525-9140
Email: info@atomvie.com

36.	DEBARMENT CERTIFICATION: AtomVie represents that neither AtomVie nor any persons employed by AtomVie who is performing or has performed Services under this Agreement is under investigation by the FDA for debarment or disqualification action or is presently debarred or disqualified pursuant to the Generic Drug Enforcement Act of 1992 (21 U.S.C. 301 et seq.) or equivalent rules and regulations of Canada (collectively, the "Act"). AtomVie agrees to provide a written certification, if requested by CLIENT, in a form provided by CLIENT, to this effect. AtomVie agrees to promptly notify CLIENT if any person who is performing or who has performed Services under this Agreement is debarred or disqualified under the Act. CLIENT may terminate this Agreement, at its sole discretion, if any person providing Service hereunder is debarred or disqualified under the Act.

CLIENT – AtomVie MSA

37.	ENTIRE AGREEMENT: This Agreement, together with all exhibits, constitutes the final, complete and exclusive agreement of the Parties with respect to the subject matter hereof and supersedes all prior understandings and agreements relating to its subject matter, other than the Non-Disclosure Agreement, which shall remain in full force and effect in accordance with its terms.

38.	AMENDMENT: This Agreement may not be changed, modified, amended or supplemented except by a written instrument signed by both Parties.

39.	ARBITRATION: In the event of any dispute, difference or question arising between the Parties in connection with this Agreement that has not been resolved within ninety (90) days through good-faith negotiations, the Parties agree to resolve any disputes via an arbitration conducted by three arbitrators selected pursuant to and in accordance with the AAA International Arbitration Rules with a seat of the arbitration in New York, New York.

40.	GOVERNING LAW: This Agreement will be governed and construed in accordance with the laws of the State of New-York and the parties attorn to the exclusive jurisdiction of the courts of the State of New-York.

41.	SEVERABILITY: If any provision of this Agreement should be held invalid or unenforceable, the remaining provisions shall be unaffected and shall remain in full force and effect, to the extent consistent with the intent of the Parties as evidenced by this Agreement as a whole.

42.	ASSIGNMENT: This Agreement shall inure to the benefit of and be binding upon the successors and assigns of the Parties hereto; provided, however, that neither Party shall transfer or assign this Agreement without the prior written consent of the other Party, such consent not to be unreasonably withheld. Notwithstanding the foregoing, each Party may assign this Agreement and its rights and obligations hereunder without such consent in connection with the transfer or sale of all or substantially all of the business of such Party to which this Agreement relates, whether by merger, sale of stock, sale of assets or otherwise.

43.	NON-WAIVER: No failure or delay of one of the Parties to insist upon strict performance of any of its rights or powers under this Agreement shall operate as a waiver thereof, nor shall any other single or partial exercise of such right or power preclude any other further exercise of any rights or remedies provided by law.

44.	COUNTERPARTS: This Agreement and any amendment hereto, may be executed in one or more counterparts. All executed counterparts shall be deemed to be one and the same instrument. Delivery of a signed copy of this Agreement or any amendment hereto by fax or email shall constitute an original.

CLIENT – AtomVie MSA

IN WITNESS WHEREOF, the Parties hereto have each caused this Agreement to be duly executed as of the date first above written.

AtomVie Global Radiopharma Inc.		Radiopharm Theranostics Limited
McMaster University		Suite 1, Level 3, 62 Lygon St,
Nuclear Research Building, A-316		Carlton South, VIC, 3053
1280 Main Street West		Australia
Hamilton, Ontario
Canada, L8S 4K1

By	/s/ Bruno Paquin	By	/s/ Riccardo Canevari
Name	Bruno Paquin	Name	Riccardo Canevari
Title	CEO	Title	CEO and Managing Director
Date	September 30, 2024	Date	10/1/2024